POSCO plans to announce 2015 Year-end Earnings Results and 2016 Business Plan as follows:

1. Agenda

• Earnings Results for the Fiscal Year 2015

• Business Plan for the Fiscal Year 2016 and Q&A Session

2. Date and Time

28 January, 2016 at 16:00 (KST)

3. Venue

Korea Exchange, Conference Room(Seoul)

4. Participants

Analysts, Institutional Investors and Press

5. For Overseas Investors

• New York, U.S.A. (12 February, 2016)